Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following slide deck was distributed to AMR Corporation general managers on April 23, 2013.

American Airlines

Pay and Benefits Survey

Domestic U.S. Based Agents, Reps and Planners

April 23, 2013

Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Domestic U.S. Based ARP Survey We anticipate the combination of American and US Airways will produce significant benefits over time for all employees We are asking you to take part in a voluntary survey to help identify which types of adjustments you would value Your feedback will guide our decision about pay and benefits adjustments we’ll make for ARP employees after the merger is closed and we exit bankruptcy Now we will provide background information around the three scenarios we’ll ask you to rank in the survey

Competitive Landscape

Competitive Landscape AA US UA DL Max Rate Agents $22.30 $21.14 $21.61 $23.16 OA % H/(L) vs. AA (5.2%) (3.1%) 3.9% Max Rate Res $21.97 $21.14 $20.87 $23.16 OA % H/(L) vs. AA (3.8%) (5.0%) 5.4% Pension 5.5% (Match) 3% (Auto) 6.5% (Auto) 2% (Auto) + 5% (Match) Holidays 5@1.5X 10@2X 8@2X 10@2X Sick 5@100% 12@100% 12@88% 7@100% (PTO)

Current American ARP Landscape

- **Compensation**
  - Airport Agent max base pay: $22.30
  - Reservations max base pay: Tier 1: $15.99; 2: $18.98; 3: $21.97
  - Premium Services max base pay: L84: $19.50; L85: $22.85
  - In Oct. 2012, ARP employees below the maximum rate of their level received up to a $0.40 increase
  - All ARP employees received a 2.0% pay increase in Jan. 2013
  - Planned 2.1% annual pay increase Jan. 2014-2018
- **Holidays**
  - Five paid holidays
    - If you work the holiday, you are paid 1.5X
    - If the holiday falls on your day off, then your first day back is paid at 1.5X (Does not apply to Reservations Home Based Representatives)
- **Sick Days**
  - ARP employees accrue up to five sick days per year
  - Reservations Home Based Reps and Premium Services Reps Level 84 do not have paid sick time
- **Sick Bank Accrual**
  - ARP employees' sick banks accrue up to a maximum of 150 days
  - Reservations Home Based Reps and Premium Services Reps Level 84 do not accrue sick time

6

Current Profit Sharing Plan The current American plan anticipates a potential profit sharing pool equal to 5% of American’s pre-tax earnings beginning at the first dollar of American’s pre-tax earnings to be distributed to participating employees based on eligible earnings o The profit sharing pool will be reduced to carve out the portion of the pool associated with previously eligible workgroups that have now elected not to participate in the Profit Sharing Plan. Remaining funds from the profit sharing pool will be distributed equitably to all participating employees based on each employee’s eligible earnings. o It is important to note that a 5% profit sharing plan does NOT mean a participating employee will receive 5% of his/her earnings as profit sharing – see the example that follows

Current Profit Sharing Plan Example of a Profit Sharing Payout with Pre-Tax Earnings of $500 million: Pre-tax Earnings $500,000,000 Profit Sharing Award as a Percentage of a Participating Employee’s Eligible Earnings 0.73% 2013 Individual Eligible Earnings $50,000 Profit Sharing Payout Amount (0.73% x 2013 Individual Eligible Earnings) $365 (Note that the characterizations of the Plan that are provided in this survey do not in any way modify or override the actual terms of the Plan.)

Survey Details Survey will be live Tuesday, April 23 at 10:00 a.m. until Tuesday, May 14 at 11:59 p.m. CT You will be asked to rank order your preferred options from 1 to 3 with “1” being the option you prefer the most, and “3” being the option your prefer the least We will use your input to help guide pay and benefit decisions and our discussions with US Airways and the UCC You will be able to change your answers as many times as you would like, but only the last one saved will be recorded You will also be able to provide additional comments at the end of the survey Participation in the survey is voluntary and your individual answers will be reported anonymously If you have trouble accessing the survey, email employee.relations@aa.com 9

Scenario A Compensation o A one-time 1.3% base pay rate increase for all ARP employees including those at max ƒ In addition to the 2.1% planned annual pay increase each January 2014-2018 o Add $0.30/hour Customer Contact premium pay for all ARP employees including those at max (approximately equivalent to a 1.7% pay increase for those at American’s current agent max rate) Holidays o Add three additional paid holidays for all ARP employees (from 5 to 8 days) paid at current 1.5x rate in accordance with current policy Sick Days o Increase annual accrual rate for sick days to add two additional days for all ARP employees: ƒ 0 days to 2 days for Reservations Home Based Reps and Premium Services Level 84 Reps ƒ 5 days to 7 days for all other ARP employees Profit Sharing o Eliminate Profit Sharing 10

Scenario B Holidays o Add three additional paid holidays for all ARP employees (from 5 days to 8 days) paid at current 1.5x rate in accordance with current policy Sick Days o Increase annual accrual rate for sick days to add three additional days for all ARP employees: ƒ From 0 days to 3 days for Reservations Home Based Reps and Premium Services Level 84 Reps ƒ From 5 days to 8 days for all other ARP employees Profit Sharing o Maintain current Profit Sharing plan

Scenario C Compensation o A one-time 2.0% base pay rate increase for all ARP employees including those at max ƒ In addition to the 2.1% planned annual pay increase each January 2014-2018 Holidays o Add five additional paid holidays for all ARP employees (from 5 to 10 days) paid at current 1.5x rate in accordance with current policy Sick Days o Increase annual accrual rate for sick days as follows: o Add 5 sick days for Reservations Home Based Reps and Premium Services Level 84: from 0 days to 5 days o Add 3 sick days for other ARP employees: from 5 to 8 days Profit Sharing o Eliminate Profit Sharing 12

Any Questions? Thank you!